EXHIBIT 99.1
FOR FURTHER INFORMATION CONTACT:
Kay Osbourn
Chief Financial Officer
(512) 837-7100
PR@citizensinc.com
FOR IMMEDIATE RELEASE
March 10, 2011
Citizens, Inc. Reports Fourth Quarter and Full-Year 2010 Results
• Investor conference call scheduled for Friday, March 11, at 10 a.m. CST
AUSTIN, TEXAS (March 10, 2011) — Citizens, Inc. (NYSE: CIA) reported results today for the fourth quarter and full-year ended December 31, 2010.
Rick D. Riley, Vice Chairman and President, said, “During 2010, Citizens continued to offer life insurance products emphasizing living benefits in our targeted domestic and international markets. While the business and investing environments remained challenging, the Company experienced growth in revenues and net income, reflecting both an increase in premiums from our insurance operations and an increase in investment income over 2009 as higher invested assets offset declining yields over the course of 2010.”
Riley noted, “In keeping with the long-term horizon of our policyholders, we manage our business with long-range objectives and have responded to conditions of recent years by continuing to foster the relationships that support new insurance sales and high persistency.”

	Q410	Q409	2010	2009
	(In thousands, except share amounts)
Premiums	$42,131	40,786	152,052	147,280
Net investment income	$6,181	7,869	30,077	29,602
Net realized gains (losses), net	$7,364	5,213	8,012	8,040
Change in fair value of warrants	$(148)	73	232	3,154
Total revenue	$55,734	54,049	191,181	188,980
Net income applicable to common stock	$9,055	7,627	15,511	14,835
Net income per diluted share of Class A common stock	$0.19	0.16	0.32	0.31
Weighted average shares of Class A common stock (diluted)	48,718	48,687	48,688	47,556
Riley added, “Full-year 2010 net realized gains were comparable to 2009 as the Company again sold previously impaired mutual fund holdings as well as below investment-grade securities in order to recover taxes paid on prior year gains and to accomplish current year consolidated return tax-savings. Though the contribution to net income of full-year realized gains were unchanged, the year-over-year comparison was impacted by another non-operating item — a significantly lower gain on the change in the fair value of outstanding warrants, which relates to changes in the market value of our Class A common stock.”

Consolidated results
•
Total revenues — Total revenues increased 3.1% for the quarter ended December 31, and 1.2% for full-year 2010, due to growth in both premiums and investment income. Total revenue, excluding the change in fair value of warrants, increased 3.5% and 2.8% for the same periods.

•
Net income — Net income rose by $1.4 million for the quarter ended December 31, and $0.7 million for full-year 2010. On an after-tax basis, realized gains contributed $5.2 million, or $0.11 per share of Class A common stock, to full-year net income, unchanged from 2009. On an after-tax basis, the non-cash charge for the change in fair value of warrants increased net income in 2010 by $0.2 million, which would be less than 1 cent per share of Class A common stock, compared with $3.2 million, or $0.04 per share of Class A common stock, in 2009.

•
Book value — Book value per share of Class A common stock rose 5.3% to $4.58 at December 31, 2010, compared with $4.35 at year-end 2009. Year-end 2010 book value declined $0.19 from September 30, 2010, due to market declines in bond values.

Insurance operations
•
Premiums — Premium growth for the fourth quarter and full-year was driven by strong persistency and higher endowment sales in the international life insurance business. Life first-year premiums increased 2.8% for 2010 and represented approximately 15% of total life premiums for 2010 and 2009.

•
Endowment sales now represent a significant portion of international new business sales, reflecting increased interest in guaranteed products in recent years from the Pacific Rim and Latin America. Endowment sales rose 10.6% to $9.4 million in 2010.

•
Most of our life insurance policies contain a policy loan provision, which allows the policyholder to tap the cash value of a policy to pay premiums and keep policies in force. The policy loan asset balance increased 10.9% year over year.

•
Underwriting profit — Total benefits and expenses rose less rapidly than premiums for the fourth quarter and full-year. For those periods, increases in insurance benefits paid or provided and commissions, which were related to premium growth, particularly the higher endowment sales, were offset by lower expenses and changes in capitalization and amortization of deferred acquisition costs and other items. Investment income is a factor in profitability, but the Company’s product design does not depend solely on interest rate spreads, but also relies on the mortality, expense and persistency margins.

Investments
•
Invested assets — Total invested assets grew 8.1% to $725.7 million at December 31, 2010, from $671.3 million at December 31, 2009, reflecting additional premium income from new and renewal business over the past year. Fixed maturity securities represented 90.4% of the portfolio at year-end 2010, compared with 88.3% at year-end 2009. Cash and cash equivalents were 6.4% at year-end 2010, down from 6.8% in 2009 of total cash, cash equivalents and invested assets, reflecting the timing of calls relating to higher-yielding fixed maturity investments.

•
Investment income — Net investment income decreased 21.5% for the quarter ended December 31, 2010, but rose 1.6% for the full-year. Lower yields on invested assets continue to offset higher average investment balances. As noted above, the policy loan asset balance rose by 10.9% in 2010, resulting in an increase in policy loan income, which is included in investment income.

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Yield and duration — During 2010, average invested assets rose 12.6% while average yield declined to 4.32% compared with 4.75% in 2009. The average annualized yield for the quarter ended December 31, 2010 was 3.47% compared to 4.87% for the quarter ended December 31, 2009. Significant calls by issuers of fixed maturity securities has resulted in the Company reinvesting proceeds at lower yields as market rates have declined. During 2010, the Company continued to invest in bonds of U.S. Government-sponsored enterprises. In addition, the Company made additional investments in high quality corporate and municipal bonds to obtain higher yields

•
Realized gains — Realized gains for the full year ended 2010 were comparable to net realized gains from 2009. In 2010 and 2009, the Company sold equity mutual funds, which were previously impaired, and realized gains of $6.4 million and $4.9 million, respectively. During the current year, the Company also realized net gains of $1.3 million on sales of securities related to an acquired entity that were primarily below investment grade quality. The Company also sold a number of fixed maturity investments in 2009, resulting in a total gain of over $8.0 million that was offset by realized losses from impairments of $0.3 million.

Investor Conference Call
On Friday, March 11, Citizens will host a conference call to discuss operating results at 10 a.m. Central Time. The conference call will be hosted by Rick D. Riley, Vice Chairman and President, Kay Osbourn, Chief Financial Officer, and other members of the Company’s management team. To participate, please dial (888) 674-0222 and ask to join the Citizens, Inc. call. We recommend accessing the call three to five minutes before the call is scheduled to begin. A recording of the conference call will be available on Citizens’ website at www.citizensinc.com in the Investor Information section under News Release & Publications following the call.
About Citizens, Inc.
Citizens, Inc. is a financial services company listed on the New York Stock Exchange under the symbol CIA. The Company utilizes a three-pronged strategy for growth based upon worldwide sales of U.S. Dollar-denominated whole life cash value insurance policies, life insurance product sales in the U.S. and the acquisition of other U.S. based life insurance companies.
Safe Harbor
Information herein contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by words such as “may,” “will,” “expect,” “anticipate” or “continue” or comparable words. In addition, all statements other than statements of historical facts that address activities that the Company expects or anticipates will or may occur in the future are forward-looking statements. Readers are encouraged to read the SEC reports of the Company, particularly its Form 10-K for the fiscal year ended December 31, 2010, its quarterly reports on Form 10-Q and its current reports on Form 8-K, for the meaningful cautionary language disclosing why actual results may vary materially from those anticipated by management. The Company undertakes no duty or obligation to update any forward-looking statements contained in this release as a result of new information, future events or changes in the Company’s expectations. The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

Consolidated Statements of Operations
( In thousands, except per share amounts)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	Unaudited		Unaudited
	2010	2009	2010	2009
Revenues:
Premiums:
Life insurance	$40,551	39,143	145,665	141,001
Accident and health insurance	362	396	1,577	1,531
Property insurance	1,218	1,247	4,810	4,748
Net investment income	6,181	7,869	30,077	29,602
Realized gains (losses), net	7,364	5,213	8,012	8,040
Decrease (increase) in fair value of warrants	(148)	73	232	3,154
Other income	206	108	808	904

Total revenues	55,734	54,049	191,181	188,980

Benefits and expenses:
Insurance benefits paid or provided:
Claims and surrenders	14,628	15,734	61,038	59,988
Increase in future policy benefit reserves	15,694	12,769	46,420	40,790
Policyholders’ dividends	2,161	1,938	7,485	6,680

Total insurance benefits paid or provided	32,483	30,441	114,943	107,458
Commissions	10,200	10,074	36,585	35,536
Other underwriting, acquisition and insurance expenses	6,516	6,451	27,057	28,340
Capitalization of deferred policy acquisition costs	(7,414)	(7,450)	(27,960)	(27,132)
Amortization of deferred policy acquisition costs	3,278	5,538	17,840	20,678
Amortization of cost of customer relationships acquired and other intangibles	754	864	3,086	3,494

Total benefits and expenses	45,817	45,918	171,551	168,374

Income (loss) before income tax expense	9,917	8,131	19,630	20,606
Income tax expense (benefit)	862	504	4,119	3,266

Net income (loss)	$9,055	7,627	15,511	17,340

Net income (loss) applicable to common stockholders	$9,055	7,627	15,511	14,835

Per Share Amounts:
Basic and diluted earnings (loss) per share of Class A common stock	$0.19	0.16	0.32	0.31

Basic and diluted earnings (loss) per share of Class B common stock	$0.09	0.08	0.16	0.15

See accompanying notes to consolidated financial statements.

Consolidated Statements of Financial Position
December 31,
(In thousands)

Assets	2010	2009
	Unaudited
Investments:
Fixed maturities available-for-sale, at fair value (cost: $578,412 in 2010 and $389,195 in 2009)	$575,737	385,579
Fixed maturities held-to-maturity, at amortized cost (fair value: $79,103 in 2010 and $199,767 in 2009)	80,232	206,909
Equity securities available-for-sale, at fair value (cost: $19,844 in 2010 and $25,899 in 2009)	23,304	33,477
Mortgage loans on real estate	1,489	1,533
Policy loans	35,585	32,096
Real estate held for investment (less $1,017 and $913 accumulated depreciation in 2010 and 2009, respectively)	9,200	9,032
Other long-term investments	148	184
Short-term investments	—	2,510

Total investments	725,695	671,320

Cash and cash equivalents	49,723	48,625
Accrued investment income	7,433	7,455
Reinsurance recoverable	9,729	11,587
Deferred policy acquisition costs	125,684	115,570
Cost of customer relationships acquired	31,631	34,728
Goodwill	17,160	17,160
Other intangible assets	1,019	1,046
Federal income tax receivable	1,914	4,023
Property and equipment, net	7,101	6,018
Due premiums, net (less $1,568 and $1,644 allowance for doubtful accounts in 2010 and 2009, respectively)	8,537	8,960
Prepaid expenses	474	288
Other assets	406	546

Total assets	$986,506	927,326

		(Continued)

Consolidated Statements of Financial Position, Continued
December 31, 2010 and 2009
(In thousands)

Liabilities and Stockholders’ Equity	2010	2009
	Unaudited
Liabilities:
Future policy benefit reserves:
Life insurance	$637,140	592,358
Annuities	42,096	37,882
Accident and health	5,910	6,399
Dividend accumulations	9,498	5,621
Premiums paid in advance	23,675	20,373
Policy claims payable	10,540	10,222
Other policyholders’ funds	8,191	8,105

Total policy liabilities	737,050	680,960
Commissions payable	2,538	2,434
Deferred federal and state income taxes	9,410	8,052
Payable for securities in process of settlement	—	6,000
Warrants outstanding	1,587	1,819
Other liabilities	8,287	11,986

Total liabilities	758,872	711,251

Commitments and contingencies
Stockholders’ equity:
Common stock:
Class A, no par value, 100,000,000 shares authorized, 51,822,497 shares issued and outstanding in 2010 and 2009, including shares in treasury of 3,135,738 in 2010 and 2009	256,703	256,703
Class B, no par value, 2,000,000 shares authorized, 1,001,714 shares issued and outstanding in 2010 and 2009	3,184	3,184
Accumulated deficit	(22,581)	(38,092)
Accumulated other comprehensive income (loss):
Unrealized gains (losses) on securities, net of tax	1,339	5,291

	238,645	227,086
Treasury stock, at cost	(11,011)	(11,011)

Total stockholders’ equity	227,634	216,075

Total liabilities and stockholders’ equity	$986,506	927,326